Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES LAUNCH OF INVESTOR WEBINAR SERIES

TORONTO, ONTARIO— (Marketwire — January 28, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company will host an investor webinar on Thursday, January 31, 2013 at 4:30pm. The webinar will be broadcast on the homepage of the Company’s website at www.lsgold.com. The purpose of the webinar, which is expected to be the first in a series, will be to review questions received from investors and analysts since the Company released its fourth quarter 2012 production results and 2013 guidance on January 11, 2013. Questions reviewed will be taken from those received during investor meetings and calls, as well as through the contact form on the Company’s website and its social media accounts, up to the end of the day on January 30th.

Mark Utting, Vice-President, Investor Relations of Lake Shore Gold, commented: “We are launching this webinar series as part of our commitment to being transparent in our communications with the market. We receive a lot of questions from investors and analysts through meetings and calls, as well as through the Internet, and want to ensure that all investors have access to information we are providing in our responses. Going forward, we plan to host more webinars following major announcements and events as a means of keeping our shareholders and other investors up to date on our progress.”

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com